

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

May 26, 2017

Via E-mail
Mr. Brian R. Evans
Chief Financial Officer
The GEO Group, Inc.
One Park Place, 621 NW 53rd Street, Suite 700
Boca Raton, FL 33487

  Re: The GEO Group, Inc.
    Form 10-K for the fiscal year ended December 31, 2016
    Filed February 27, 2017
    File No. 001-14260

Dear Mr. Evans:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Eric McPhee

         Eric McPhee
         Senior Staff Accountant
         Office of Real Estate and
         Commodities